

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Yael Duffy
President and Chief Operating Officer
Office Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Office Properties Income Trust**
> **Registration Statement on Form S-3**
> **Filed February 19, 2025**
> **File No. 333-285051**

Dear Yael Duffy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Shu Wei